Mail Stop 6010

      							July 21, 2005

Scott L. Glenn
Chief Executive Officer and President
Planet Technologies, Inc.
6835 Flanders Drive, Suite 100
San Diego, California 92121

Re:	Planet Technologies, Inc.
      Preliminary Schedule 14A
      Supplemental Response dated July 19, 2005
      File No. 0-26804

   Form 10-KSB for the year ended December 31, 2004
	File No. 0-26804

Dear Mr. Glenn:

      We have reviewed your supplemental response and have the following comments. Where indicated, we think you should revise your filing in response to these comments. If you disagree, we will consider your explanation as to why a comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.
Schedule 14A

General
1. It does not appear that the Company`s response letter, dated
July
19, 2005, has been filed on the EDGAR database. Please file this letter on EDGAR under the form type label "CORRESP" as soon as possible.
2. We note your response to comments 12 and 13 of our prior letter dated July 14, 2005 and the associated revisions to your proxy statement disclosure. In your response, you discuss your ongoing $3.0 million private placement and state that you intend to raise an additional $2.75 million immediately prior to the closing of the merger with ACP. It appears that the Agreement and Plan of Merger, dated as of March 7, 2005, prohibits Planet from issuing or
selling
additional shares of stock in the period commencing March 7, 2005
and
ending on the Effective Time of the Merger, except as set forth in the Disclosure Schedule to the Agreement and except for the completion by Planet of a private placement up to an additional $2.0 million. Accordingly, the $3.0 million offering described in the proxy statement would violate this particular forbearance covenant, absent ACP`s prior written consent. Please confirm our reading of
Article 4.01(b) of the Merger Agreement and advise us whether ACP has given its consent to the $3.0 million offering.
3. In addition, please disclose the material terms of the private placement, including the number of shares included and the price per share. We also note that your discussion indicates that you "intend" to raise an additional $2.75 million immediately prior to the closing of the merger. This statement creates some ambiguity concerning whether you have commitments for the remaining $2.75 million or are still in the process of raising the funds. Please make this point clear and, as appropriate, discuss the likelihood of completing this offering and raising the necessary funds.
4. Please provide us with the stock purchase agreement and other agreements that investors in the $3 million private offering have executed or will execute in connection with their securities purchases.

*	*	*

	As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR under the form type label CORRESP. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

	You may contact Sasha Parikh at (202) 551-3627 or Mary Mast at
(202) 551-3613 if you have questions regarding comments on the financial statements and related matters. Please contact Daniel Greenspan, Attorney-Advisor, at (202) 551-3623, Michael Reedich, Special Counsel, at (202) 551-3612, or me at (202) 551-3710 with any
other questions.

								Sincerely,




								Jeffrey Riedler
      							Assistant Director


cc:	Reggie F. Borkum, Esq.
	Bob Blanchard, Esq.
Blanchard, Krasner & French
	800 Silverado Street, Second Floor
La Jolla, CA 92037


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Scott L. Glenn
Planet Technologies, Inc.
July 21, 2005
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